Exhibit 99.1

Explanatory Note

Melco Resorts Finance Limited’s Quarterly Report

for the Three and Six Months Ended June 30, 2023

This quarterly report provides Melco Resorts Finance Limited’s unaudited condensed consolidated financial statements, comprising condensed consolidated balance sheets, condensed consolidated statements of operations and condensed consolidated statements of cash flows, for the three and six months ended June 30, 2023, together with the related information.

Melco Resorts Finance Limited

Report for the Second Quarter of 2023

TABLE OF CONTENTS

INTRODUCTION	3
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	5
GLOSSARY	6
EXCHANGE RATE INFORMATION	8
FINANCIAL CONDITION AND RESULTS OF OPERATIONS	9
INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	F-1

INTRODUCTION

In this quarterly report, unless otherwise indicated:

•

“2015 Credit Facilities” refer to the HK$13.65 billion (equivalent to US$1.75 billion) senior secured credit facilities agreement dated June 19, 2015, entered into by Melco Resorts Macau, as borrower, comprising (i) a Hong Kong dollar term loan facility of HK$3.90 billion (equivalent to US$500.0 million) with a term of six years and (ii) a HK$9.75 billion (equivalent to US$1.25 billion) revolving credit facility, and following the repayment of all outstanding loan amounts, together with accrued interest and associated costs on May 7, 2020, other than the HK$1.0 million (equivalent to US$0.1 million) which remained outstanding under the term loan facility, with a maturity date extended to June 24, 2024, and the HK$1.0 million (equivalent to US$0.1 million) revolving credit facility commitment which remained available under the revolving credit facility, all other commitments under the 2015 Credit Facilities were canceled;

•

“2020 Credit Facilities” refer to the senior facilities agreement dated April 29, 2020, entered into between, among others, our subsidiary MCO Nominee One Limited (“MCO Nominee One”), as borrower, and Bank of China Limited, Macau Branch, Bank of Communications Co., Ltd. Macau Branch and Morgan Stanley Senior Funding, Inc., as joint global coordinators, under which lenders have made available HK$14.85 billion (equivalent to US$1.92 billion) in a revolving credit facility for a term of five years;

•

“2025 Senior Notes” refer to the US$1.0 billion aggregate principal amount of 4.875% senior notes due 2025 we issued, of which US$650.0 million in aggregate principal amount was issued on June 6, 2017 and US$350.0 million in aggregate principal amount was issued on July 3, 2017;

•	“2026 Senior Notes” refer to the US$500.0 million aggregate principal amount of 5.250% senior notes due 2026 we issued on April 26, 2019;

•	“2027 Senior Notes” refer to the US$600.0 million aggregate principal amount of 5.625% senior notes due 2027 we issued on July 17, 2019;

•

“2028 Senior Notes” refer to the US$850.0 million aggregate principal amount of 5.750% senior notes due 2028 we issued, of which US$500.0 million in aggregate principal amount was issued on July 21, 2020 and US$350.0 million in aggregate principal amount was issued on August 11, 2020;

•

“2029 Senior Notes” refer to the US$1.15 billion aggregate principal amount of 5.375% senior notes due 2029 we issued, of which US$900.0 million in aggregate principal amount was issued on December 4, 2019 and US$250.0 million in aggregate principal amount was issued on January 21, 2021;

•	“Altira Macau” refers to an integrated resort located in Taipa, Macau;

•

“China” and “PRC” refer to the People’s Republic of China, excluding the Hong Kong Special Administrative Region of the PRC (“Hong Kong”), the Macau Special Administrative Region of the PRC (“Macau”) and Taiwan from a geographical point of view;

•

“City of Dreams” refers to an integrated resort located in Cotai, Macau, which currently features casino areas and four luxury hotels, including a collection of retail brands, a wet stage performance theater (temporarily closed since June 2020) and other entertainment venues;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•	“Melco Resorts Macau” refers to our subsidiary, Melco Resorts (Macau) Limited, a Macau company and the holder of our gaming concession;

•	“Mocha Clubs” refer to, collectively, our clubs with gaming machines, which are now the largest non-casino based operations of electronic gaming machines in Macau;

•	“our concession” and “our gaming concession” refer to the Macau gaming concession held by Melco Resorts Macau;

•	“Parent” and “Melco” refer to Melco Resorts & Entertainment Limited, a Cayman Islands exempted company with limited liability;

•	“Pataca(s)” or “MOP” refer to the legal currency of Macau;

•

“SCI” refers to Studio City International Holdings Limited, an exempted company registered by way of continuation in the Cayman Islands, the American depositary receipts of which are listed on the New York Stock Exchange;

•	“Studio City” refers to a cinematically-themed integrated resort in Cotai, an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“Studio City Casino” refers to the gaming areas being operated within Studio City;

•

“Studio City Casino Agreement” (previously referred to as the Services and Right to Use Arrangements) refers to the agreement entered into among Melco Resorts Macau and Studio City Entertainment, dated May 11, 2007 and amended on June 15, 2012 and June 23, 2022 and any other agreements or arrangements entered into from time to time, which may amend, supplement or relate to the aforementioned agreements or arrangements;

•	“Studio City Entertainment” refers to our affiliate, Studio City Entertainment Limited, a Macau company which is a subsidiary of the Parent;

•	“US$” and “U.S. dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the U.S. generally accepted accounting principles; and

•	“we,” “us,” “our” and “our company” refer to Melco Resorts Finance Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This quarterly report includes our unaudited condensed consolidated financial statements for the three and six months ended June 30, 2023.

Certain monetary amounts, percentages, and other figures included in this report have been subject to rounding adjustments. Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Moreover, because we operate in a heavily regulated and evolving industry in Macau where the new gaming law was adopted and implemented by the Macau government and may become highly leveraged, new risk factors may emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) COVID-19 outbreaks, and the impact of its consequences on our business, our industry and the global economy, (ii) risks associated with the newly adopted gaming law in Macau and its implementation by the Macau government, (iii) changes in the gaming market and visitations in Macau, (iv) capital and credit market volatility, (v) local and global economic conditions, (vi) our anticipated growth strategies, (vii) gaming authority and other governmental approvals and regulations, and (viii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

The forward-looking statements made in this quarterly report relate only to events or information as of the date on which the statements are made in this quarterly report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this quarterly report with the understanding that our actual future results may be materially different from what we expect.

GLOSSARY

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming table”	table with an electronic or computerized wagering and payment system that allow players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming table

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win (calculated before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming concessionaire

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market player”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market players primarily for cash stakes

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win (calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market players who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“premium direct player”	a rolling chip player who is a direct customer of the concessionaires and is attracted to the casino through marketing efforts of the gaming operator

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip players to make wagers

“rolling chip player”	a player who primarily plays on rolling chip or VIP rolling chip tables and typically plays for higher stakes than mass market gaming players

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip players who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, and a subconcessionaire, pursuant to which the subconcessionaire was authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip players and typically offer more personalized service than the general mass market gaming areas

EXCHANGE RATE INFORMATION

The majority of our current revenues are denominated in H.K. dollars, while our current expenses are denominated predominantly in Patacas and H.K. dollars, and in connection with a portion of our indebtedness and certain expenses, in U.S. dollars. The non-financial pages of this quarterly report include all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars at a rate of HK$7.838772 to US$1.00, unless otherwise noted.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate range, and, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 to MOP1.03. All translations from Pataca to U.S. dollar in the non-financial pages of this quarterly report were made at the exchange rate of MOP8.073957 to US$1.00.

In this quarterly report, U.S. dollar equivalents of H.K. dollar amounts of indebtedness are based on the prevailing exchange rate on the relevant transaction date, except for the indebtedness balance translations as of the balance sheet date.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with our unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2022. The historical results are not necessarily indicative of the results of operations to be expected in the future. Certain statements in this “Financial Condition and Results of Operations” are forward-looking statements.

Summary of Financial Results

For the second quarter of 2023, our total operating revenues were US$820.9 million, an increase of 335.7% from US$188.4 million of total operating revenues for the second quarter of 2022. The increase in total operating revenues was primarily attributable to improved performance in all gaming segments and non-gaming operations at City of Dreams and Altira Macau, as well as increased casino revenues generated from the operations of Studio City Casino by our subsidiary, Melco Resorts Macau, the gaming concessionaire. Such increase mainly resulted from the relaxation of COVID-19 related restrictions in Macau in January 2023. Net income/loss from Studio City Casino gaming operations are reimbursed to/from Studio City Entertainment for the operation of the Studio City Casino pursuant to the Studio City Casino Agreement. Such reimbursement is included in general and administrative expenses.

Net loss for the second quarter of 2023 was US$24.6 million, compared with net loss of US$210.5 million for the second quarter of 2022. The decrease in net loss was primarily attributable to the improved performance at City of Dreams and Altira Macau mentioned above, and nil amortization of the gaming subconcession in the second quarter of 2023, partially offset by higher interest expenses, trademark license fees expenses and amortization of the intangible asset related to the Macau gaming concession in the second quarter of 2023.

The following summarizes the results of our operations:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
	(In thousands of US$)
Total operating revenues	$820,900	$188,411	$1,400,547	$590,112
Total operating costs and expenses	$(764,957)	$(329,831)	$(1,356,969)	$(795,055)
Operating income (loss)	$55,943	$(141,420)	$43,578	$(204,943)
Net loss	$(24,596)	$(210,508)	$(119,283)	$(334,296)

Results of Operations

City of Dreams Second Quarter Results

For the quarter ended June 30, 2023, total operating revenues at City of Dreams were US$548.0 million, compared with US$114.0 million in the second quarter of 2022. The year-over-year increase in the total operating revenues was primarily a result of better performance in all gaming segments and non-gaming operations.

Rolling chip volume was US$5.76 billion for the second quarter of 2023 versus US$748.1 million in the second quarter of 2022. The rolling chip win rate was 2.88% in the second quarter of 2023 versus 2.57% in the second quarter of 2022. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop increased to US$1.24 billion in the second quarter of 2023, compared with US$209.1 million in the second quarter of 2022. The mass market table games hold percentage was 32.0% in the second quarter of 2023, compared with 33.0% in the second quarter of 2022.

Gaming machine handle for the second quarter of 2023 was US$771.5 million, compared with US$217.1 million in the second quarter of 2022. The gaming machine win rate was 2.8% in the second quarter of 2023 versus 2.7% in the second quarter of 2022.

Total non-gaming revenue at City of Dreams in the second quarter of 2023 was US$94.0 million, compared with US$40.6 million in the second quarter of 2022.

Altira Macau Second Quarter Results

For the quarter ended June 30, 2023, total operating revenues at Altira Macau were US$31.1 million, compared with US$7.3 million in the second quarter of 2022. The year-over-year increase in the total operating revenues was primarily a result of better performance in the mass market segment and non-gaming operations.

In the mass market table games segment, drop was US$116.6 million in the second quarter of 2023 versus US$29.3 million in the second quarter of 2022. The mass market table games hold percentage was 24.2% in the second quarter of 2023, compared with 17.5% in the second quarter of 2022.

Gaming machine handle for the second quarter of 2023 was US$82.0 million, compared with US$41.5 million in the second quarter of 2022. The gaming machine win rate was 3.3% in the second quarter of 2023 versus 4.2% in the second quarter of 2022.

Total non-gaming revenue at Altira Macau in the second quarter of 2023 was US$5.1 million, compared with US$1.9 million in the second quarter of 2022.

Mocha and Other Second Quarter Results

Total operating revenues from Mocha and Other were US$29.6 million in the second quarter of 2023, compared with US$17.0 million in the second quarter of 2022.

Mass market table games drop was US$41.4 million in the second quarter of 2023 versus US$0.4 million in the second quarter of 2022. The mass market table games hold percentage was 18.2% in the second quarter of 2023 versus 26.9% in the second quarter of 2022.

Gaming machine handle for the second quarter of 2023 was US$502.8 million, compared with US$406.8 million in the second quarter of 2022. The gaming machine win rate was 4.5% in the second quarter of 2023 versus 4.2% in the second quarter of 2022.

Other Factors Affecting Second Quarter Earnings

Total net non-operating expenses for the second quarter of 2023 were US$80.3 million, which mainly included interest expenses of US$85.8 million, partially offset by interest income of US$6.2 million, compared with total net non-operating expenses of US$68.6 million for the second quarter of 2022, which mainly included interest expenses of US$63.7 million.

Six Months’ Results

For the six months ended June 30, 2023, our total operating revenues were US$1.40 billion, an increase of 137.3% from US$590.1 million for the six months ended June 30, 2022. The increase in total operating revenues was primarily attributable to improved performance in all gaming segments and non-gaming operations at City of Dreams and Altira Macau, as well as increased casino revenues generated from the operations of Studio City Casino by our subsidiary, Melco Resorts Macau, the gaming concessionaire. Such increase mainly resulted from the relaxation of COVID-19 related restrictions in Macau in January 2023.

Net loss for the six months ended June 30, 2023 was US$119.3 million, compared with net loss of US$334.3 million in the comparable period of 2022. The decrease in net loss was primarily attributable to improved performance in City of Dreams and Altira Macau mentioned above, and nil amortization of gaming subconcession in the six months ended June 30, 2023, partially offset by higher interest expenses, trademark license fees expenses and amortization of the intangible asset related to the Macau gaming concession in the six months ended June 30, 2023.

Liquidity and Capital Resources

We have relied and intend to rely on cash generated from our operations and debt and equity financings to meet our financing needs and repay our indebtedness, as the case may be. We expect to have significant capital expenditures in the future as we continue to develop our properties. Any other future developments may be subject to further financing and a number of other factors, many of which are beyond our control.

As of June 30, 2023, we held cash and cash equivalents of US$614.1 million and restricted cash of US$124.1 million (mainly being cash collateral for a concession-related bank guarantee issued in favor of the Macau government and security under credit facilities). Further, HK$4.27 billion (equivalent to US$545.1 million) of the revolving credit facility under the 2020 Credit Facilities and HK$1.0 million (equivalent to US$0.1 million) of the revolving credit facility under the 2015 Credit Facilities were available for future drawdown, subject to satisfaction of certain conditions precedent.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
	(In thousands of US$)
Net cash provided by (used in) operating activities	$4,443	$(203,062)	$81,263	$(351,959)
Net cash used in investing activities	$(14,177)	$(185,294)	$(6,061)	$(387,893)
Net cash (used in) provided by financing activities	$(207)	$250,330	$(552,618)	$420,606
Effect of exchange rate on cash, cash equivalents and restricted cash	$1,435	$(2,254)	$(4,555)	$(5,536)

Decrease in cash, cash equivalents and restricted cash	$(8,506)	$(140,280)	$(481,971)	$(324,782)
Cash, cash equivalents and restricted cash at beginning of period	$746,780	$701,729	$1,220,245	$886,231

Cash, cash equivalents and restricted cash at end of period	$738,274	$561,449	$738,274	$561,449

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable related to VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business, including mass market table games play, gaming machine play, food and beverage, and entertainment that are conducted primarily on a cash basis.

Net cash provided by operating activities was US$4.4 million for the second quarter of 2023, compared to net cash used in operating activities of US$203.1 million for the second quarter of 2022. Net cash provided by operating activities was US$81.3 million for the six months ended June 30, 2023, compared to net cash used in operating activities of US$352.0 million for the six months ended June 30, 2022. Both changes were primarily due to the improved performance of operations as described in the foregoing section and decreased working capital for operations.

Investing Activities

Net cash used in investing activities was US$14.2 million for the second quarter of 2023, compared to net cash used in investing activities of US$185.3 million for the second quarter of 2022. The change was primarily due to the funds to an affiliated company in the second quarter of 2022.

Net cash used in investing activities of US$14.2 million for the second quarter of 2023 mainly included payments for acquisition of property and equipment of US$10.6 million and payments for acquisition of intangible assets of US$3.6 million.

Net cash used in investing activities of US$185.3 million for the second quarter of 2022 mainly included funds to an affiliated company of US$170.0 million, payments for acquisition of intangible assets of US$8.7 million and payments for acquisition of property and equipment of US$6.6 million.

Payments for the acquisition of property and equipment for the second quarters of 2023 and 2022 were mainly associated with our development projects as well as enhancement to our integrated resort offerings.

Net cash used in investing activities was US$6.1 million for the six months ended June 30, 2023, compared to net cash used in investing activities of US$387.9 million for the six months ended June 30, 2022. The change was primarily due to the net repayments of funds to an affiliated company in the six months ended June 30, 2023.

Net cash used in investing activities of US$6.1 million for the six months ended June 30, 2023 mainly included payments for acquisition of property and equipment of US$14.5 million and payments for acquisition of intangible assets of US$3.6 million, partially offset by the net repayments of funds to an affiliated company of US$12.0 million.

Net cash used in investing activities of US$387.9 million for the six months ended June 30, 2022 mainly included funds to an affiliated company of US$361.9 million, payments for acquisition of property and equipment of US$17.4 million and payments for acquisition of intangible assets of US$8.7 million.

Payments for the acquisition of property and equipment for the six months ended June 30, 2023 and 2022 were mainly associated with our development projects as well as enhancement to our integrated resort offerings.

Financing Activities

Net cash used in financing activities amounted to US$0.2 million for the second quarter of 2023, which primarily represented the repayments of the outstanding revolving credit facility under the 2020 Credit Facilities of US$950.0 million and other payments of US$2.1 million, partially offset by the proceeds from the drawdown of the revolving credit facility under the 2020 Credit Facilities of US$951.5 million.

Net cash provided by financing activities amounted to US$250.3 million for the second quarter of 2022, which primarily represented the proceeds from the drawdown of the revolving credit facility under the 2020 Credit Facilities of US$250.0 million.

Net cash used in financing activities amounted to US$552.6 million for the six months ended June 30, 2023, which primarily represented the repayments of the outstanding revolving credit facility under the 2020 Credit Facilities of US$1.80 billion, partially offset by the proceeds from the drawdown of the revolving credit facility under the 2020 Credit Facilities of US$1.25 billion.

Net cash provided by financing activities amounted to US$420.6 million for the six months ended June 30, 2022, which primarily represented the proceeds from the drawdown of the revolving credit facility under the 2020 Credit Facilities of US$420.0 million.

Indebtedness

The following table presents a summary of our gross indebtedness as of June 30, 2023:

As of June 30, 2023
(In thousands of US$)
2025 Senior Notes	$1,000,000
2026 Senior Notes	$500,000
2027 Senior Notes	$600,000
2028 Senior Notes	$850,000
2029 Senior Notes	$1,150,000
2015 Credit Facilities	$128
2020 Credit Facilities	$1,349,318

$5,449,446

On April 6, 2023, MCO Nominee One repaid the outstanding loan principal amount of US$100.0 million under the 2020 Credit Facilities, together with accrued interest. On the same date, MCO Nominee One drew down HK$3.14 billion (equivalent to US$400.0 million) under the 2020 Credit Facilities.

On April 11, 2023, MCO Nominee One repaid the outstanding loan principal amount of US$300.0 million under the 2020 Credit Facilities, together with accrued interest.

On May 5, 2023, MCO Nominee One drew down HK$1.18 billion (equivalent to US$150.6 million) under the 2020 Credit Facilities.

On May 9, 2023, MCO Nominee One repaid the outstanding loan principal of US$150.0 million under the 2020 Credit Facilities, together with accrued interest.

On May 29, 2023, MCO Nominee One drew down HK$3.14 billion (equivalent to US$400.9 million) under the 2020 Credit Facilities.

On May 30, 2023, MCO Nominee One repaid the outstanding loan principal of US$400.0 million under the 2020 Credit Facilities, together with accrued interest.

On June 29, 2023, the 2020 Credit Facilities were amended and restated (the “2023 Amendment and Restatement”) to amend the facility agreement provisions such that borrowings under the 2020 Credit Facilities denominated in U.S. dollars bear interest at the term Secured Overnight Financing Rate plus an applicable credit adjustment spread ranging from 0.06% to 0.20% per annum and a margin ranging from 1.00% to 2.00% per annum as adjusted in accordance with the leverage ratio in respect of MCO Nominee One and certain of its specified subsidiaries. The amendment was effective on June 29, 2023 (the “Effective Date”). Prior to the Effective Date of the 2023 Amendment and Restatement, borrowings under the 2020 Credit Facilities denominated in U.S. dollars bore interest at the London Interbank Offered Rate plus a margin ranging from 1.00% to 2.00% per annum as adjusted in accordance with the leverage ratio in respect of MCO Nominee One and certain of its specified subsidiaries.

Melco Resorts Finance Limited

Index To Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2023

Page
Condensed Consolidated Balance Sheets (Unaudited)	F-2

Condensed Consolidated Statements of Operations (Unaudited)	F-4

Condensed Consolidated Statements of Cash Flows (Unaudited)	F-5

Melco Resorts Finance Limited

Condensed Consolidated Balance Sheets

(In thousands, except share and per share data)

	June 30, 2023	December 31, 2022
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$614,147	$1,044,682
Restricted cash	—	50,971
Accounts receivable, net	77,373	40,233
Receivables from affiliated companies	853,386	800,681
Inventories	14,315	14,752
Prepaid expenses and other current assets	43,205	38,319

Total current assets	1,602,426	1,989,638

Property and equipment, net (1)	2,250,096	2,377,561
Intangible assets, net (1)	242,600	7,892
Goodwill	81,301	81,606
Long-term prepayments, deposits and other assets	50,168	59,265
Receivables from affiliated companies, non-current	1,737,548	1,753,710
Restricted cash	124,127	124,592
Operating lease right-of-use assets	30,420	28,492
Land use rights, net	273,704	280,142

Total assets	$6,392,390	$6,702,898

LIABILITIES AND SHAREHOLDER’S (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$7,312	$4,113
Accrued expenses and other current liabilities (1)	661,535	495,679
Income tax payable	824	1,966
Operating lease liabilities, current	6,749	4,426
Current portion of long-term debt, net	100,000	322,500
Payables to affiliated companies	53,837	66,430

Total current liabilities	830,257	895,114

Long-term debt, net	5,331,156	5,655,532
Other long-term liabilities (1)	213,978	5,754
Deferred tax liabilities, net	8,378	8,665
Operating lease liabilities, non-current	24,104	25,093

Total liabilities	$6,407,873	$6,590,158

Melco Resorts Finance Limited

Condensed Consolidated Balance Sheets - continued

(In thousands, except share and per share data)

	June 30, 2023	December 31, 2022
	(Unaudited)
Shareholder’s (deficit) equity:
Ordinary shares, par value $0.01; 5,000,000 shares authorized; 1,202 shares issued and outstanding	$—	$—
Additional paid-in capital	1,891,887	1,885,246
Accumulated other comprehensive losses	(19,080)	(3,499)
Accumulated losses	(1,888,290)	(1,769,007)

Total shareholder’s (deficit) equity	(15,483)	112,740

Total liabilities and shareholder’s (deficit) equity	$6,392,390	$6,702,898

(1)

On December 16, 2022, the Macau government awarded a ten-year concession to operate games of fortune and chance in casinos in Macau (the “Concession”) to Melco Resorts (Macau) Limited (“Melco Resorts Macau”), a subsidiary of Melco Resorts Finance Limited. The term of the Concession commenced on January 1, 2023 and ends on December 31, 2032 and Melco Resorts Macau is authorized to operate the Altira Casino, the City of Dreams Casino and the Studio City Casino as well as the Grand Dragon Casino and the Mocha Clubs. Under the Concession, Melco Resorts Macau is obligated to pay the Macau government a fixed annual premium of Macau Patacas (“MOP”) 30,000 (equivalent to $3,716) plus a variable annual premium calculated in accordance with the number and type of gaming tables (subject to a minimum of 500 tables) and electronic gaming machines (subject to a minimum of 1,000 machines) operated by Melco Resorts Macau. The variable annual premium is MOP300 (equivalent to $37) for each gaming table reserved exclusively to certain kinds of games or players, MOP150 (equivalent to $19) for each gaming table not so exclusively reserved and MOP1 (equivalent to $0.1) for each electronic gaming machine.

On December 30, 2022, in accordance with the obligations under the letters of undertakings dated June 23, 2022, Melco Resorts Macau and certain subsidiaries of Melco, which hold the land lease rights for the properties on which the Altira Casino, City of Dreams Casino and Studio City Casino are located, executed a public deed pursuant to which the gaming and gaming support areas comprising the Altira Casino, City of Dreams Casino and Studio City Casino with an area of 17,128.8 square meters, 31,227.3 square meters and 28,784.3 square meters, respectively, and related gaming equipment and utensils (collectively as referred to the “Reversion Assets”), reverted to the Macau government, without compensation and free and clear from any charges or encumbrances, at the expiration of the previous subconcession in accordance with the Macau gaming law. The Reversion Assets that reverted to the Macau government at the expiration of the previous subconcession are owned by the Macau government. Under the terms of the Macau gaming law and the Concession, effective as of January 1, 2023, the Reversion Assets have been transferred by the Macau government to Melco Resorts Macau for use in its operations during the Concession for a fee of MOP0.75 (equivalent to $0.09) per square meter of the casino for years 1 to 3 of the Concession, subject to a consumer price index increase in years 2 and 3 of the Concession and such fee will increase to MOP2.5 (equivalent to $0.3) per square meter of the casino for years 4 to 10 of the Concession, subject to a consumer price index increase in years 5 to 10 of the Concession (the “Fee”). As Melco Resorts Macau will continue to operate the Reversion Assets in the same manner as under the previous subconcession, obtain substantially all of the economic benefits and bear all of the risks arising from the use of these assets, as well as assuming it will be successful in the awarding of a new concession upon expiry of the Concession, the Company will continue to recognize these Reversion Assets as property and equipment over their remaining estimated useful lives.

On January 1, 2023, the Company recognized an intangible asset and financial liability of MOP1,934,035 (equivalent to $239,588), representing the right to operate the Reversion Assets, the right to conduct games of fortunes and chance in Macau and the unconditional obligation to make payments under the Concession. This intangible asset comprises the contractually obligated annual payments of fixed premium and variable premiums, as well as the Fee without considering the consumer price index under the Concession. The contractually obligated annual variable premium payments associated with the intangible asset were determined using the total number of gaming tables and the total number of electronic gaming machines that Melco Resorts Macau is currently approved to operate by the Macau government. In the accompanying condensed consolidated balance sheet, the noncurrent portion of the financial liability is included in “Other long-term liabilities” and the current portion is included in “Accrued expenses and other current liabilities”. The intangible asset is being amortized on a straight-line basis over the period of the Concession, being 10 years.

Melco Resorts Finance Limited

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Operating revenues:
Casino	$701,787	$130,319	$1,182,456	$452,531
Rooms	38,419	8,227	69,505	24,846
Food and beverage	21,201	6,628	38,058	18,047
Entertainment, retail and other	59,493	43,237	110,528	94,688

Total operating revenues	820,900	188,411	1,400,547	590,112

Operating costs and expenses:
Casino	(500,984)	(155,863)	(853,048)	(425,672)
Rooms	(10,941)	(6,138)	(19,773)	(13,838)
Food and beverage	(18,453)	(10,063)	(33,980)	(23,636)
Entertainment, retail and other	(4,965)	(3,284)	(8,929)	(6,543)
General and administrative	(151,354)	(65,591)	(277,606)	(145,325)
Amortization of gaming subconcession	—	(12,834)	—	(27,088)
Amortization of land use rights	(2,696)	(2,693)	(5,390)	(5,399)
Depreciation and amortization	(71,542)	(69,109)	(142,799)	(138,940)
Property charges and other	(4,022)	(4,256)	(15,444)	(8,614)

Total operating costs and expenses	(764,957)	(329,831)	(1,356,969)	(795,055)

Operating income (loss)	55,943	(141,420)	43,578	(204,943)

Non-operating income (expenses):
Interest income	6,225	532	11,876	1,106
Interest expenses	(85,844)	(63,723)	(173,061)	(123,976)
Other financing costs	(886)	(2,237)	(1,718)	(3,477)
Foreign exchange gains (losses), net	150	(3,356)	(932)	(2,500)
Other income, net	81	136	102	136

Total non-operating expenses, net	(80,274)	(68,648)	(163,733)	(128,711)

Loss before income tax	(24,331)	(210,068)	(120,155)	(333,654)
Income tax (expense) benefit	(265)	(440)	872	(642)

Net loss	$(24,596)	$(210,508)	$(119,283)	$(334,296)

Melco Resorts Finance Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Cash flows from operating activities:
Net cash provided by (used in) operating activities	$4,443	$(203,062)	$81,263	$(351,959)

Cash flows from investing activities:
Funds to an affiliated company	—	(170,000)	(158,000)	(361,860)
Acquisition of property and equipment	(10,590)	(6,618)	(14,474)	(17,435)
Acquisition of intangible assets	(3,621)	(8,683)	(3,621)	(8,683)
Proceeds from sale of property and equipment	34	7	34	85
Repayment of funds to an affiliated company	—	—	170,000	—

Net cash used in investing activities	(14,177)	(185,294)	(6,061)	(387,893)

Cash flows from financing activities:
Principal payments on long-term debt	(950,000)	—	(1,800,074)	—
Other	(2,059)	—	(4,774)	—
Funds from an affiliated company	308	330	686	722
Proceeds from long-term debt	951,544	250,000	1,251,544	420,000
Payments of deferred financing costs	—	—	—	(116)

Net cash (used in) provided by financing activities	(207)	250,330	(552,618)	420,606

Effect of exchange rate on cash, cash equivalents and restricted cash	1,435	(2,254)	(4,555)	(5,536)

Decrease in cash, cash equivalents and restricted cash	(8,506)	(140,280)	(481,971)	(324,782)
Cash, cash equivalents and restricted cash at beginning of period	746,780	701,729	1,220,245	886,231

Cash, cash equivalents and restricted cash at end of period	$738,274	$561,449	$738,274	$561,449

Supplemental cash flow disclosures:
Cash paid for interest	$(98,131)	$(72,742)	$(173,399)	$(115,402)
Cash paid for income taxes	$—	$—	$(515)	$(2,354)
Cash paid for amounts included in the measurement of lease liabilities - operating cash flows from operating leases	$(1,772)	$(3,209)	$(2,385)	$(6,675)
Change in operating lease liabilities arising from obtaining operating lease right-of-use assets and lease modification	$3,271	$(211)	$3,294	$8,222
Change in accrued expenses and other current liabilities related to acquisition of property and equipment	$516	$4,396	$2,039	$6,708
Change in accrued expenses and other current liabilities related to acquisition of intangible assets	$6,279	$—	$6,279	$—
Change in financial liability arising from recognition of intangible asset for the Concession	$—	$—	$239,588	$—

Reconciliation of cash, cash equivalents and restricted cash to the condensed consolidated balance sheets:

	June 30, 2023	December 31, 2022
Cash and cash equivalents	$614,147	$1,044,682
Current portion of restricted cash	—	50,971
Non-current portion of restricted cash	124,127	124,592

Total cash, cash equivalents and restricted cash	$738,274	$1,220,245